The Board of Directors
Everlast Worldwide, Inc.
1350 Broadway, Suite 2300
New York, NY 10018

                            By hand and by facsimile


Dear Sirs,

We are writing to the Board of Directors of Everlast Worldwide Inc. (NasdaqNM,
EVST) to express our displeasure at the handling of events which have taken place since June1, 2007, when the company first agreed to be acquired by the Hidary Group for $26.50 per share. It appears the board has not conducted an open and transparent "bid" process designed to achieve the highest possible valuation for shareholders. Rather, management and the board have been unusually quick to sign a series of merger agreements with "break-up" fees (the latest of which amounts to $5.8mm) which increasingly make it more difficult and expensive for a higher potential bid to emerge. Ultimately, the cost of these fees is borne by the shareholders of the company as they prevent the highest potential bid from emerging.

On Friday, June 1st, Everlast Worldwide Inc. (NasdaqNM, EVST) announced an agreement to be acquired by The Hidary Group for $26.50 per share. On June 4th we issued a press release indicating we believed the offer significantly undervalued the company. At the time we wrote

            "at the annual meeting, Everlast disclosed a 30-day "go shop" period in which the board will evaluate competing bids for the company. We mention this because this information was not included in this morning's press release, which could lead current investors to conclude that the $26.50 offer is final. Given the disparity between the offer price and our view of fair value for this company, we would be surprised if superior bids do not arise."

As disclosed in public 13D filings, we note that subsequent to our June 4th press release, we entered into agreements to roll our shares into the offer with Hidary Group at the price of $26.50 to maintain our investment in Everlast after it was private as we considered that far superior for our investors to selling our investment in Everlast at $26.50 per share in the merger.

On June 28, Brands Holdings Limited submitted a competing offer of $30 per share. Hidary countered within four business days (as permitted in their Merger Agreement) with a $30.55 per share offer. Rather than consider the revised Hidary bid superior, the Board quickly moved to accept the lower Brands Holdings offer, agreeing to pay Brands Holdings a "break-up" fee of $5mm.

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Notwithstanding what appears to be a lack of communication on the part of the
Board with the Hidary Group regarding Hidary Group's superior offer of $30.55 per share, on June 29th Hidary Group further increased its offer to $31.25 per share in a structure enabling all of the shareholders to roll up to 50% of their investment into the private company. Rather than negotiate directly with Hidary, Everlast in a matter of hours accepted Brands Holdings increased bid of $33, increased the "break up" fee it was willing to pay Brands Holdings to $5.8mm and agreed to a "no shop" provision. You should know that we put a high value on the option to roll our shares into the Hidary transaction.

It appears clear that for one reason or another, Everlast is determined to get a deal done with Brands Holdings. The Hidary Group represents a very legitimate bidder and has expressed its willingness to raise its offer further if the break up fee is eliminated. The company's hasty actions and further refusal to negotiate with Hidary Group, or we presume, with any other potential bidder who may emerge (or has emerged), may represent a breach of the Board's fiduciary responsibility to entertain other potentially superior offers and achieve the best offer possible for its shareholders.

We encourage the Board of Directors to slow down, step back, and go back to the negotiating table with Hidary Group to better understand the value of the roll-over structure to shareholders

The emergence of ever higher competing bids over the past weeks are a great indication of the value and potential of the brand. We see no reason why the company is in such a rush to close inferior deals (from a shareholder's standpoint) with Brands Holdings and we see no reason why the Board has been so quick to agree to ever-increasing "break-up" fees which only act as a transfer of capital out of the hands of shareholders and discourage the company from achieving the highest bid possible.


Sincerely,


Guy Spier
Aquamarine Capital Management, LLC
152 West 57th Street
25th Floor
New York, NY 10019
212-716-1350
212-716-1353 (fax)